Exhibit 99(a)(1)(vi)

FOR IMMEDIATE RELEASE

ARCP Commences Offer for CCPT Shares

New York, March 31, 2014 – American Realty Capital Properties, Inc. (NASDAQ: ARCP) (“ARCP”) announced today that, through a recently formed wholly-owned subsidiary, Desert Acquisition, Inc. (“Merger Sub”), it has commenced an offer (the “Offer”) to purchase all the shares of Cole Credit Property Trust, Inc. (“CCPT”) for a price per share (“Offer Price”) of $7.25, net to the seller in cash, without any interest, and subject to any required withholding tax. The Offer will expire at 12:00 midnight New York City time on April 25, 2014 (the end of the day on April 25, 2014), unless it is extended.

The CCPT board of directors unanimously determined to recommend that the CCPT stockholders tender their shares in response to the Offer.

The Offer is being made pursuant to a previously disclosed Agreement and Plan of Merger dated as of March 17, 2014, among ARCP, Merger Sub and CCPT (the “Merger Agreement”). Under that Merger Agreement, Merger Sub will not be permitted to accept the shares that are validly tendered in response to the Offer unless the number of shares validly tendered and not validly withdrawn, together with the shares of CCPT common stock already beneficially owned by ARCP and Merger Sub (if any), represents at least a majority of the shares of CCPT common stock outstanding as of immediately prior to the expiration of the Offer (the “Minimum Tender Condition”). If that condition is satisfied and Merger Sub purchases the shares that are validly tendered and not validly withdrawn, subject to certain conditions, and, if required, the exercise by Merger Sub of an option to purchase additional shares pursuant to the Merger Agreement, CCPT will subsequently be merged with and into Merger Sub (the “Merger”) in a transaction in which ARCP will become the sole stockholder of Merger Sub (the successor company to CCPT) and the persons who are stockholders of CCPT immediately before the Merger will receive the same amount per share they would have received if they had validly tendered their CCPT stock in response to the Offer.

The Offer is subject to certain conditions in addition to the Minimum Tender Condition, including the receipt of certain third-party consents. Except for the Minimum Tender Condition and the condition that CCPT deliver to ARCP a legal opinion from CCPT’s counsel as to CCPT’s status as a real estate investment trust for federal income tax purposes, ARCP has the right to waive any or all of the additional conditions. ARCP also has the right, subject to certain limitations, to extend the expiration date of the Offer and to amend the terms of the Offer, except that ARCP is not permitted to reduce the number of shares it is seeking purchase in the Offer, reduce the Offer Price or change the form of consideration payable in the Offer.

With regard to the Offer, Cole Capital Corporation is the Information Agent and DST Systems, Inc. is the Depositary. Proskauer Rose LLP and Venable LLP are acting as legal counsel to ARCP and Morris, Manning & Martin, LLP and Miles & Stockbridge P.C. are acting as legal counsel to CCPT in connection with the transaction.

Notice to Investors

This press release is not an offer to purchase, or a solicitation of sales of, CCPT common stock or any other securities. The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal. Merger Sub and ARCP are filing with the U.S. Securities and Exchange Commission (“SEC”) today a Tender Offer Statement on Schedule TO that includes the Offer to Purchase and the related Letter of Transmittal and other documents relating to the Offer. In addition, CCPT is filing with the SEC today a Solicitation/Recommendation Statement on Schedule 14D-9 that describes, among other things, the unanimous recommendation of CCPT’s board of directors that CCPT’s stockholders (other than ARCP, ARCP’s subsidiaries, and CCPT’s subsidiaries) tender their shares in response to the Offer and, if approval of the Merger by CCPT’s stockholders is required by applicable law, that the CCPT stockholders vote any shares of CCPT common stock they own in favor of approving the Merger. The documents filed with the SEC contain important information, and CCPT stockholders are urged to read them and the exhibits to them in their entirety in connection with their decision whether to tender their shares. Those documents can be obtained at no charge at the SEC’s website, www.sec.gov. In addition, copies of the Offer to Purchase, the Letter of Transmittal and other documents relating to the Offer can be obtained from the Information Agent, Cole Capital Corporation, at 2325 E. Camelback Road, Suite 1100, Phoenix, Arizona 85016 or by calling toll free (866) 907-2653.

Forward-Looking Statements

Information set forth in this press release (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect ARCP’s, Merger Sub’s and CCPT’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by the Merger Agreement will be consummated, the benefits of the Merger, future financial and operating results, the new combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the proposed Offer or Merger due to the failure to satisfy the conditions to completion of the Offer and the Merger; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; the business plans of the tenants of the respective parties; the outcome of any legal proceedings relating to the Offer, the Merger or the Merger Agreement; and risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in ARCP’s, Merger Sub’s and CCPT’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. ARCP, Merger Sub and CCPT disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Contacts

Anthony J. DeFazio	Brian S. Block, CFO, Treasurer, Secretary and EVP
DDCworks	American Realty Capital Properties, Inc.
tdefazio@ddcworks.com	bblock@arcpreit.com
Ph: 484-342-3600	Ph: 212-415-6500